CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.
September 23, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:
Jeff Kauten
Larry Spirgel
Lisa Etheredge
Robert Littlepage

Re:	GitLab Inc.
Registration Statement on Form S-1
File No. 333-259602
Ladies and Gentlemen:
On behalf of GitLab Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 and subsequently publicly filed by the Company with the Commission on September 17, 2021 (File No. 333-259602) (as amended, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) providing an explanation of the differences between the fair values of the Company’s common stock (“Common Stock”) on each grant date in the Company’s fiscal year ending January 31, 2022, including the difference between recent grant date fair values and the midpoint of the Preliminary Price Range (as defined below).
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

The Company has provided below a breakdown of the stock awards granted subsequent to January 31, 2021 (as discussed within the Company’s letter to the Staff dated August 20, 2021 (the “August Letter”) and the Company’s letter to the Staff dated September 17, 2021 (the “September Letter” and together with the August Letter, the “Prior Letters”)) through September 4, 2021 (the “Review Period”), as well as the option exercise price and fair value per share of the underlying Common Stock used for financial reporting purposes, following the adjustments described in the September Letter and below.
Summary of Equity Grants

Awards Type	Grant Date	Exercise Price	Fair Value of Common Stock	Shares of Common Stock Underlying Options or RSUs
Options	March 18, 2021	$17.82	$20.69	4,570,061
Options	April 20, 2021	$17.82	$20.69	160,995
Options	May 17, 2021	$17.82	$20.69	1,500,000
RSUs	May 17, 2021	Note 1	Note 1	3,000,000
Options	June 17, 2021	$18.90	$23.75	824,807
Options	August 4, 2021	$22.34	$25.36	388,127
Options	September 1, 2021	$26.64	$29.62	476,014
Note 1. In May 2021, the Company granted RSUs covering 3,000,000 shares to Mr. Sijbrandij, the Company’s Chief Executive Officer, subject to service and performance conditions based on the achievement of eight separate stock price hurdles/tranches and subject to a liquidity event. The Company estimated an aggregate grant date fair value of RSUs of $8.8 million, determined utilizing a Monte Carlo valuation model.
Fair Value Determinations
The Company advises the Staff that as disclosed in the Registration Statement and in the August Letter, the Company has historically granted stock options for which the fair value is estimated using the Black-Scholes option-pricing model. The fair value of the Company’s Common Stock underlying the Company’s option awards has been determined by the Company’s board of directors (the “Board”) based on several factors, with input from management and contemporaneous third-party valuations (each individually a “Valuation Report” or, collectively, the “Valuation Reports”). The Company refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 94 to 96 of the Registration Statement for an explanation of the factors considered by the Company in determining the fair value of its Common Stock. In valuing the Common Stock, the Board determined the equity value of the Company’s business using various valuation methods, with input from management and third-party valuations, as discussed within the Prior Letters. Beginning with the January 31, 2020 Valuation Report, in anticipation of a potential initial public offering (“IPO”), the equity value of the Company was determined through the guideline public company (“GPC”) method under the market approach, which was then allocated to the Company’s Common Stock using a hybrid probability-weighted expected return (“PWERM”) and option-pricing model (“OPM”), hereinafter referred to as the
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

“Hybrid PWERM.” The Hybrid PWERM approach involves the estimation of future liquidity scenarios for the Company, as well as values and probabilities associated with each respective potential outcome.
For financial reporting purposes and as disclosed in the September Letter, for the grant dates during the Review Period, the Company retroactively assessed the fair value per share for the stock options granted since March 2021. For the options granted between March and May 2021, the Company decided to reassess the valuation using a 40% weighting for an IPO scenario, a 15% weighting for the secondary transactions and a 45% weighting for its going concern scenario. For the options granted in June 2021, the Company decided to reassess the valuation using a 50% weighting for an IPO scenario, a 15% weighting for the secondary transactions and a 35% weighting for its going concern scenario. These adjustments resulted in increases to the fair value of the Common Stock for financial reporting purposes of $2.87 per share and $4.85 per share, from the grants made between March 2021 and May 2021 and June 2021, respectively, as reflected in the table above. As further disclosed in the September Letter, this resulted in increases in stock-based compensation for the first fiscal quarter of 2022 and second fiscal quarter of 2022 of $0.2 million and $0.6 million, respectively. The Company respectfully believes these amounts are immaterial to its overall financial statements, and will reflect the increase in stock-based compensation in the Company’s third fiscal quarter of 2022.
The following are the key considerations in determining the value of the Common Stock subsequent to May 2021, as the Company had engaged bankers in early June 2021:
August 4 and September 1 Grants
For purposes of determining the fair value of the Company’s Common Stock for the option awards granted in August 2021 and September 2021, the Company relied in part on August 1, 2021 and September 1, 2021 Valuation Reports.
The table below summarizes the assumptions reflected in the August 2021 Valuation Report:

IPO scenario results
IPO date	October 15, 2021	March 31, 2022	June 30, 2022
Fully marketable value: IPO price (rounded)	$35.50	$40.00	$40.00
DLOM	9%	12%	13%
Fair market value	$30.88	$30.38	$28.41
Percentage weighting	60%	25%	15%
Concluded IPO fair market value			$30.38

PWERM results	IPO scenario	Going concern scenario
Fair market value	$30.38	$10.29
Percentage weighting	75%	25%
Concluded fair market value		$25.36
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

The table below summarizes the assumptions reflected in the September 2021 Valuation Report:

IPO scenario results
IPO date	October 15, 2021	March 31, 2022	June 30, 2022
Fully marketable value: IPO price (rounded)	$35.50	$40.00	$41.00
DLOM	8%	11%	12%
Fair market value	$31.79	$31.29	$30.00
Percentage weighting	75%	20%	5%
Concluded IPO fair market value			$31.60

PWERM results	IPO scenario	Going concern scenario
Fair market value	$31.60	$11.77
Percentage weighting	90%	10%
Concluded fair market value		$29.62
The Valuation Reports utilized the Hybrid PWERM approach in order to allocate the equity value, determined through the GPC method under the market approach for the various scenarios, to each ownership class for each scenario. In May 2021, the Company commenced discussions with underwriters surrounding a potential IPO, and held an organizational meeting in June 2021. As the Company experienced accelerated demand and favorable market reaction to its products, expansion into various markets and a resulting increase in revenue domestically and internationally, and substantial growth in market valuation of its peer group, the Company considered the possibility of an IPO exit event in calendar year 2021.
The increase in the fair value per share of the Company’s Common Stock between the June 1, 2021 and September 1, 2021 Valuation Reports was driven by the Company’s accelerated path towards an IPO.
Preliminary Price Range
We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed initial public offering (the “Offering”) that will be between $[**] and $[**] per share (the “Preliminary Price Range”). The midpoint of the Preliminary Price Range is $[**] per share (the “Midpoint”).
The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters relating to the Offering on September 14, 2021 among the Board, senior management of the Company, and representatives of Goldman Sachs & Co. LLC, the lead underwriter of the Offering (the “Representative”). Prior to September 14, 2021, the Board and senior management of the Company had not together held formal discussions with the Representative regarding a price range for the Offering.
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

The proposed Preliminary Price Range has been estimated based upon current market conditions, recent market prices of, and the demand for, publicly traded common stock of comparable companies, the Company’s financial condition and prospects, and the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth software companies. The Preliminary Price Range was derived using a combination of valuation methodologies to triangulate the valuation, which differ in some respects to those used by the Board and the Valuation Reports in determining the fair value of the Common Stock. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful Offering in mid October 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.
Comparable Companies in Prior Valuations and Preliminary Price Range
The Company advises the Staff that in the IPO scenario of the prior Valuation Reports, the Company generally used the most recent software company IPOs to calculate a comparable multiple of the last 12 months revenue to the IPO price. Using this method, the median multiples were approximately 20.3x, 17.1x, and 17.1x for the June, August, and September Valuation Reports, respectively. In determining the Preliminary Price Range, the Company and the Representative primarily focused on comparable hyper growth and high growth DevOps and infrastructure and other technology companies. These companies either operate in the same DevOps industry as the Company or are technology companies with similar revenue trajectories as the Company. The Company and Representative believe that in current market conditions these are more appropriate precedents. Additionally, for the Preliminary Price Range, the applicable multiple used was forecasted 2022 revenue, instead of trailing 12 months revenue. As reflected in the table below, this sector has experienced substantial growth in the trading multiples over the last several months.
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

[**]
The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the Representative, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as October 4, 2021.
Summary – Difference Between Prior Valuations and Preliminary Price Range
The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Common Stock used for purposes of measuring the grant date fair value of the Company’s stock awards issued during the Review Period are as follows:
(i)The recent growth in the equity capital markets of technology stocks, in particular the valuations of recent software company initial public offerings have increased dramatically, due to favorable market conditions, growth, the interest rate environment, and flexible “work from home,” “hybrid,” and “remote” business models. The trading multiples of companies that were used in developing the Preliminary Price Range have significantly increased since June 2021. As indicated in the table above, investors have rewarded the comparable companies that informed the Preliminary Price Range with higher revenue multiples, especially hyper growth software peers, which have seen median revenue multiple to calendar year 2022 estimated revenue grow from 29.4 as of June 2021 to 39.9 as of September 2021. The Company’s last reported fiscal quarter’s year-over-year revenue growth was similar to the last reported fiscal quarter’s year-over-year revenue growth of these hyper growth software peers.  By comparison to the multiples of these hyper growth software peers, the Preliminary Price Range represents a revenue multiple of 23.6x - 28.6x to calendar year 2022 estimated revenue.
Further, in evaluating the comparable companies to use for the Preliminary Price Range, the Company and Representative have focused on a smaller group of hyper growth software peers, as well as a forward-looking revenue multiple, instead of a historical multiple of a broader recent IPO base, as used in the prior Valuation Reports. Based on discussions with the Representative, the Company believes this approach may more accurately identify potential investor demand for the Company’s Common Stock in an IPO.
(ii)The Preliminary Price Range represents a future price for shares of the Company’s Class A common stock that, if issued in the Offering, will be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the Valuation Reports appropriately represent estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability (“DLOM”). An average DLOM of 8-12% was utilized in the
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

September 2021 Valuation Report. This illiquidity in part accounts for the difference between the estimated fair values of the Common Stock through the September 2021 grants and the Preliminary Price Range.
(iii)The Preliminary Price Range assumes a successful Offering in October 2021, with no weighting attributed to any other outcome of the Company. Therefore, the Preliminary Price Range effectively weighs a near-term Offering outcome at 100%. In contrast, the September 2021 Valuation Report weighted the probability of a successful Offering in the PWERM analysis at 90%.
(iv)The Common Stock valuations were determined in accordance with the guidelines outlined in the AICPA Practice Guide as described in the Prior Letter and in the Registration Statement. The Company, in preparing its Common Stock valuations, utilized quantitative methodologies to determine the fair value of the Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors when determining the price they are willing to pay in an initial public offering.
(v)The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its Offering and the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Common Stock, which is reflected in the Preliminary Price Range.
Conclusion
As such, taking into account all of the above, the Company respectfully submits to the Staff that the determination of the fair value of its Common Stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide.
The Company advises the Staff that, following this date, the Company intends to use either the Midpoint or, following the date in which it is communicated by the Representative, the midpoint of the Bona Fide Price Range, to value, for financial reporting purposes, any additional securities or other awards granted until the time that there is a public market for its Common Stock.
*          *          *
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.

Securities and Exchange Commission
Division of Corporation Finance
September 23, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or James Evans at (206) 389-4559.

Sincerely,

Fenwick & West LLP

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:	Sytse Sijbrandij, Chief Executive Officer
Brian Robins, Chief Financial Officer
Robin J. Schulman, Chief Legal Officer and Corporate Secretary
GitLab Inc.

Cynthia Hess, Esq.
James Evans, Esq.
Aman Singh, Esq
Ryan Mitteness, Esq.
CONFIDENTIAL TREATMENT REQUESTED BY GITLAB INC.